UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


03026442


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C. 155 SECTION

FORM 11-K

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ______________________

Commission file number: 1-7201

AVX CORPORATION
RETIREMENT PLAN

AVX CORPORATION
Plan number: 001
IRS Employer Identification Number: 33-0379007

P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION RETIREMENT PLAN
INDEX

All schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



Report of Independent Auditors

To the Participants and Administrator of
the AVX Corporation Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation Retirement Plan (the "Plan") at December 31, 2001 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 13, 2003

AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2001 and 2002

Assets	2001	2002
Allocated share of Trust net assets	$ 84,256,895	$ 68,456,948
Receivables:		
Employer contributions	1,866,141	1,755,780
Participant contributions	12,150	14,521
Loan repayments	1,534	-
Total receivables	1,879,825	1,770,301
Payable:		
Excess participant contributions	-	70,360
Net assets available for benefits	$ 86,136,720	$ 70,156,889

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2002

	2002
Additions:	
Allocated share of Trust investment activities	$ (19,614,391)
Contributions:	
Participant	2,874,781
Employer	4,927,240
Total contributions	7,802,021
Plan transfers in	765,292
Total additions	(11,047,078)
Deductions:	
Benefits paid to participants	4,808,334
Administrative expenses	124,419
Total deductions	4,932,753
Net decrease	(15,979,831)
Net assets available for benefits:	
Beginning of year	86,136,720
End of year	$ 70,156,889

The accompanying notes are an integral part of the financial statements.

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of equity investments. The assets for the portfolio are held in the Seligman Master Trust.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give the participant the opportunity to share in the performance of Kyocera and AVX by allowing the participant to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives the participant the opportunity to share in the performance of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

Contributions may be invested in cash or short-term investments in such amounts as the Trustee deems necessary for the operation of the Trust. Participants may change their investment election monthly.

Valuation of Trust Investments:

Investments in securities (ADS, corporate bonds, corporate notes, common stocks and preferred stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Temporary cash investments are invested in the HSBC Short-term Temporary Investment Fund and are valued at market value as determined by the Trustee.

For the Seligman Master Trust, the Plan's allocated participation, as well as the individual participants' balances comprising the Plan's participation in the Trust, is determined monthly by adding or deducting the Plan's contributions and benefit payments made into the Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities) based on the relative interest of the Plan's net assets to the Trust's net assets at the beginning of the plan year.

Concentrations of credit risk with respect to investments are limited due to the large number of investments and their dispersion across many different industries and geographies. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions and Investment Income of the Trust:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year as reported on the composite transaction tape. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3. Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from AVX Corporation (the "Company") are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $40,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 1% to 25% of compensation. Participants age 50 and older are eligible to make a catch up contribution of an additional $1,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $11,000 for the calendar year or once the plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into the AVX Stock Fund, regardless of how the employee invests his contributions, except for hourly employees in Colorado Springs, Atlanta, Biddeford and Sun Valley.

Hourly employees of the Colorado Springs, Atlanta and Biddeford facilities may contribute 1% to 25% of their compensation. The Company shall make a non-elective contribution amount equal to 1% of the Colorado Springs facility members' compensation. The Company will not make a non-elective contribution to participants employed at the Atlanta and Biddeford facilities. The employer shall also contribute to the Plan an amount equal to 66 2/3% of the first 3% of each member's 401(k) Contribution.

Employees of Sun Valley may contribute from 1% to 25% of their compensation, which will be matched by the Company equal to 50% of the first 2% of a participant's compensation. In addition, Sun Valley, as determined by the Company's Board of Directors annually, may contribute not less than 5% nor more than 25% of its pre-tax income, as defined.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) after November 1, 1989 are vested according to the following table:

	Vested Percentage		
	Discretionary Contribution		
Years of Service	Colorado Springs	Filters	All Other Participants
1 Year	0%	20%	0%
2 Years	0%	30%	15%
3 Years	0%	40%	30%
4 Years	0%	50%	45%
5 Years	100%	60%	60%
6 Years		80%	80%
7 Years		100%	100%

Notes To Financial Statements (continued)

Amounts of employer contributions under the Plan which have been forfeited shall be used to pay for Plan expenses and to reduce future employer contributions.

All Kyocera ADS and AVX Stock acquired with a participant's contributions are fully vested at all times. Kyocera ADS and AVX Stock acquired with the Company's matching 3% contributions are fully vested and nonforfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year, other than those participants employed by the Colorado Springs, Atlanta, Biddeford and Sun Valley facilities.

Participant contributions in the AVX Stock Fund and the Kyocera Stock Fund led to concentrations of holdings in these accounts in excess of ERISA allowances. As a result, future contributions to these funds have been restricted.

4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status:

The Plan's features both received favorable determination letters from the U.S. Treasury Department in April 2002 advising that they constitute qualified trusts under Section 401(a) of the Internal Revenue Code and thereby are exempt from Federal income taxes under the provisions of Section 501(a). Both plans have been amended since receiving these determination letters. However, the Plan administrator and the Plans' tax counsel believe that the Plans have been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in either Plans' financial statements.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plans and credited to their account until such time as they withdraw their accumulated balance.

6. Subsequent Events:

In April 2003, the Company's Board of Directors approved discretionary Company contributions of $2,105,248 for the fiscal year ended March 31, 2003. This contribution will be included in the Plan for the year ended December 31, 2003.

7. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2001	2002
Net assets available for benefits per the financial statements	$ 86,136,720	$ 70,156,889
Amounts allocated to withdrawing participants	(289,820)	(53,597)
Net assets available for benefits per Form 5500	$ 85,846,900	$ 70,103,292

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2002
Benefits paid to participants per the financial statements	$ 4,808,334
Add: Amounts allocated to withdrawing participants at December 31, 2002	53,597
Less: Amounts allocated to withdrawing participants at December 31, 2001	289,820
Benefits paid to participants per Form 5500	$ 4,572,111

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 but not yet paid as of that date.

Notes to Financial Statements (continued)

The following is a breakout reflecting Statements of Net Assets Available for Benefits by non-discretionary and 401(k) and discretionary Plan features and Statements of Changes in Net Assets Available for Benefits by non-discretionary and 401(k) and discretionary Plan features.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2002 and 2001

2002	Non-discretionary Contribution Plan	401(k) and Discretionary Contribution Plan	AVX Corporation Retirement Plan Combined Total
Assets:			
Allocated share of Trust net assets	$ 14,646,606	$ 53,810,342	$ 68,456,948
Receivables:			
Employer contributions	1,750,386	5,394	1,755,780
Participant contributions	-	14,521	14,521
Total receivables	1,750,386	19,915	1,770,301
Payable:			
Participant contributions	-	70,360	70,360
Net assets available for benefits	$ 16,396,992	$ 53,759,897	$ 70,156,889

2001	Non-discretionary Contribution Plan	401(k) and Discretionary Contribution Plan	AVX Corporation Retirement Plan Combined Total
Assets:			
Allocated share of Trust net assets	$ 16,543,795	$ 67,713,100	$ 84,256,895
Receivables:			
Employer contributions	1,861,113	5,028	1,866,141
Participant contributions	-	12,150	12,150
Loan repayments	-	1,534	1,534
Total receivables	1,861,113	18,712	1,879,825
Net assets available for benefits	$ 18,404,908	$ 67,731,812	$ 86,136,720

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2002

	Non-discretionary Contribution Plan	401(k) and Discretionary Contribution Plan	AVX Corporation Retirement Plan Combined Total
Additions:			
Allocated share of Trust investment activities	$ (2,662,987)	$ (16,951,404)	$ (19,614,391)
Contributions:			
Participant	-	2,874,781	2,874,781
Employer	1,750,386	3,176,854	4,927,240
Total contributions	1,750,386	6,051,635	7,802,021
Plan transfers in	-	765,292	765,292
Total additions	(912,601)	(10,134,477)	(11,047,078)
Deductions:			
Benefits paid to participants	1,066,265	3,742,069	4,808,334
Administrative expenses	29,050	95,369	124,419
Total deductions	1,095,315	3,837,438	4,932,753
Net decrease	(2,007,916)	(13,971,915)	(15,979,831)
Net assets available for benefits:			
Beginning of year	18,404,908	67,731,812	86,136,720
End of year	$ 16,396,992	$ 53,759,897	$ 70,156,889

Notes to Financial Statements (continued)

8. Interest in Master Trust (UNAUDITED)

The Plan's assets are held in a Master Trust (the "Trust"). The Plan's allocated share of net assets was approximately 98.1% at December 31, 2002 and 97.0% at December 31, 2001.

At December 31, 2001 and 2002, the financial position of the Trust was as follows:

Assets:	2001	2002
Investments at Fair Market Value:		
AVX Stock Fund:		
Common Stock	$ 16,275,448	$ 8,479,261
Kyocera Stock Fund:		
Kyocera Corporation American Depository Shares	9,867,203	8,283,982
U.S. Government Securities:		
Vanguard Treasury Money Market Fund	12,837,921	14,213,159
Seligman Equity Value Portfolio:		
Common Stock	17,047,654	11,443,458
Short-term Temporary Investments	223,979	179,129
Mutual Funds:		
T. Rowe Price Spectrum Income Fund	5,332,761	5,912,220
Janus Balanced Fund	4,803,388	4,840,431
Vanguard 500 Index Fund	4,040,564	3,549,725
Janus Fund	7,188,827	5,156,858
MFS Emerging Growth Fund	3,339,823	2,183,612
Templeton Foreign Fund	3,607,898	3,334,283
Consolidated Loan Fund	2,294,274	2,242,157
Total Investments	86,859,740	69,818,275
Cash	(16,134)	(8,628)
Receivables:		
Employer contributions	1,866,141	1,755,780
Employee contributions	12,150	14,521
Loan payments	1,534	-
Interest and dividends	41,471	43,661
Total Receivables	1,921,296	1,813,962
Payable:		
Employee contributions	-	70,360
Net Assets	$ 88,764,902	$ 71,553,249

Notes to Financial Statements (continued)

The change in Trust net assets for the year ended December 31, 2002 was as follows:

	2002
Additions:	
Net depreciation of investments	$ (21,594,979)
Interest and dividends	1,306,706
Contributions:	
Employer	5,031,331
Participant	3,063,658
Total contributions	8,094,989
Investment fund transfers	614,377
Loan repayments	344,515
Total additions	(11,234,392)
Deductions:	
Benefit payments and withdrawals	5,383,652
Administrative expenses	142,733
Loan fund transfers	431,331
Forfeitures	19,545
Total deductions	5,977,261
Net decrease	(17,211,653)
Net assets available for benefits:	
Beginning of year	88,764,902
End of year	$ 71,553,249

9. Non-discrimination Compliance Testing:

Under IRS rules, companies are required to perform an annual testing of 401(k) plan participant contributions and company matching contributions for compliance with non-discrimination rules. For the 2002 calendar year, the AVX Retirement Plan failed to pass the discrimination tests.

The results of the testing show that the 401(k) contributions made by the highly compensated (employees who had total compensation of $85,000 or more in 2001) exceed IRS limits. This means that a portion of the income deferred by this group of employees must be returned to the employee and be reported as taxable income. These funds will be remitted to the employees in the 2003 calendar year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By: 

Kurt P. Cummings
Member of Retirement Committee

Date: June 30, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-33009 and 33-98132) of Kyocera Corporation of our report dated June 13, 2003 relating to the financial statements of the AVX Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-98114) of AVX Corporation of our report dated June 13, 2003 relating to the financial statements of the AVX Corporation Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2003

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of AVX Corporation ("AVX"), that, to his knowledge, the Annual Report for the AVX Corporation Retirement Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to AVX and will be retained by AVX and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2003

By: 

John S. Gilbertson
Chief Executive Officer,
President and Director

Date: June 30, 2003

By: 

Kurt P. Cummings
Vice President, Chief Financial Officer,
Treasurer and Secretary